

Mr. John M. Lowber
Chief Financial Officer
General Communication, Inc.
2550 Denali Street
Suite 1000
Anchorage, Alaska 99503

November 21, 2008

RE: **General Communication, Inc.**
           Item 4.02 Form 8-K
           Filed November 6, 2008, as amended November 18, 2008
           File No. 0-15279

Dear Mr. Lowber:

        We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

                          Sincerely,

                          Larry Spirgel
                          Assistant Director